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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



03054181

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49586

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECD S.E.C.
MAY 5 2003
526

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KSH Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Great Neck Road
(No. and Street)

Great Neck (City) New York (State) 11021 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Francis P. Anderson 888-466-0002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Garner, Grossback & Ganer
(Name – *If individual, state last, first, middle name*)

1995 Broadway (Address) New York (City) New York (State) 10023 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Francis P. Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KSH Investment Group, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LENORE DELUCA
NOTARY PUBLIC, State of New York
No. 01DE6074237
Qualified In Kings County
Commission Expires May 13, 2006

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KSH INVESTMENT GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

CURRENT ASSETS	
Cash	$ 276,370
Deposit with clearing broker	50,000
Receivables from broker-dealers and clearing organization	158,289
Due from clearing organization	4,328
Prepaid expenses	50,950
Securities owned	104,458
Other receivables	52,890
TOTAL CURRENT ASSETS	697,285
PROPERTY AND EQUIPMENT, at cost less accumulated depreciation of $447,005	236,448
OTHER ASSETS	
Security deposits	46,863
Intangible pension asset	2,353
Cash surrender value of life insurance	90,363
TOTAL OTHER ASSETS	139,579
TOTAL ASSETS	$1,073,312

LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 341,629
Pension payable	2,353
Margin payable	5,618
TOTAL CURRENT LIABILITIES	349,600

STOCKHOLDER'S EQUITY

Common stock, par value $.10 per share, Authorized - 1,000 shares; Issued and outstanding - 1,000 shares	100
Additional paid-in capital	849,765
Accumulated deficit	(126,153)
TOTAL STOCKHOLDER'S EQUITY	723,712
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$1,073,312

The accompanying notes are an integral part of these financial statements

GANER GROSSBACH + GANER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS